Exhibit 99.18

CONSENT OF BBA INC.

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F)

BBA Inc. hereby consents to the use of its name in connection with reference to its involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

●	Technical Report titled “NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects” dated March 25, 2025, and issued to the public as of March 31, 2025;
●	Technical Report titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project” dated February 24, 2023 with an effective date of January 10, 2023; and
●	the Mineral Reserve Estimate for the Matawinie Mineral Reserve for the West Zone in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2024 and the Matawinie Mine Mineral Reserves in the Company’s Annual Information Form for the year ended December 31, 2024 and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to the undersigned in the Form 40-F. This consent extends to any amendments to the Form 40-F.

BBA Inc.
/s/ André Allaire
Name: André Allaire
Title: Senior Process Engineer, Director